FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Report filed with the Israeli Securities Authority on May 18, 2014.

Tel Aviv, May 18, 2014 – Further to the immediate release of Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") on April 6, 2014, Elron announced regarding BrainsGate Ltd. ("BrainsGate") as follows:

The Board of Directors of BrainsGate discussed the results of the interim analysis performed by the Data Safety Monitoring Board (the "DSMB") for BrainsGate's study, and decided as follows:

1.	To increase the number of patients in the study by 350-550 patients in accordance with the DSMB's conclusions (such that the number of patients in the study will amount to 800-1000).

2.
To perform an additional interim analysis of the results of the study which will be conducted by the DSMB after receiving follow up data of 600 patients. The purpose of the interim analysis is to support the continuation of the study according to the current format or to cease the study.

BrainsGate expects the recruitment of patients for the additional interim analysis to end during 2015. Subject thereto and subject to the final number of patients that will be recruited as stated in Section 1 above, BrainsGate expects that the patient recruitment for the study will end during 2017. As of today, BrainsGate has recruited approximately 440 patients for the study.

BrainsGate's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on BrainsGate's estimations of its potential rate of patient recruitment and information existing in BrainsGate on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are developments in BrainsGate's field of operation, failure to obtain regulatory approvals to continue development, failure to meet goals, failure to recruit the large number of candidates necessary to complete the trial, trial results, results of the interim analysis, inability to realize technologies, modifications in technologies, modifications in business plan, goals and/or strategy, or if any risk associated with the course of the trial and its results occurs.

BrainsGate is approximately 30% held by Elron.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 19, 2014